Exhibit (a)(14)

From: stock.admin@bluecoat.com

Date:                     , 2007

Subject: Tender Offer

FORM OF NOTICE OF EXPIRATION OF OFFER, AMENDMENT OF ELIGIBLE OPTIONS

AND COMMITMENT TO PAY CASH BONUS

To:

We are pleased to announce that we have completed our Offer to Amend Eligible Options. As a result of the Offer, we have amended outstanding Eligible Options covering shares of Blue Coat common stock to increase the exercise price of each such option to the fair market value per share of Blue Coat common stock on the Actual Grant Date of that option. In addition, the participants whose Eligible Options have been so amended are now eligible for special cash bonuses in the aggregate amount of up to $             to compensate them for the higher exercise prices per share in effect for their amended options.

The chart below lists each of your tendered Eligible Options that have been amended. The information in the chart confirms that the listed Eligible Options were validly submitted for amendment pursuant to the Offer and not otherwise withdrawn prior to the expiration date of the Offer. Accordingly, the Adjusted Exercise Price per share now in effect for each of your amended Eligible Options is indicated below. Each of your amended options will continue to vest in accordance with the same vesting schedule measured from the vesting commencement date currently in effect for that option. The amendment has no effect on the option’s vesting schedule, exercise period, option term or any other term of the option.

Grant Date	Total Number of Shares Subject to Outstanding Option	Exercise Price Per Share Prior to Amendment	New Exercise Price Per Share Following Amendment	Number of Outstanding Option Shares Subject to Amended Exercise Price	Number of Outstanding Option Shares Not Subject to Amended Exercise Price	Special Bonus Payable in 2008
		$	$			$

Total Special Bonus Amount: $

In exchange for your agreement to amend your outstanding Eligible Option to the Adjusted Exercise Prices determined for those options, Blue Coat hereby irrevocably commits to pay you a special cash bonus in the amount of $            . Current guidance under Section 409A requires that the cash bonus not be paid in the same year in which the Eligible Options are amended. Therefore, the cash bonus will be paid on January 15, 2008. Blue Coat must withhold all applicable U.S. federal, state and local income and employment withholding taxes, as well as all applicable foreign taxes and payments, and you will receive only the portion of the payment remaining after those taxes and payments have been withheld. You will receive your cash bonus even if your employment with Blue Coat terminates prior to the date on which the cash bonus is paid.

This commitment to pay you the special cash bonus is governed by the terms and conditions of the Offer as set forth in the Offer to Amend, the Election Form and the Stock Option Amendment and Special Bonus Agreement (collectively, the “Offer Documents”), all of which are incorporated herein by reference. This commitment and the Offer Documents reflect the entire agreement between you and Blue Coat with respect to the amendment of your tendered Eligible Options.

BLUE COAT SYSTEMS, INC.

By:

Title:

Date:

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